SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs new exploration and production agreement in Bolivia

(Rio de Janeiro, October 30, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces the principal items in the agreement signed with Yacimientos Petrolíferos Fiscales Bolivanos (YPFB):
  Petrobras continues to be responsible for the operations in the San Alberto and San Antonio fields;

  YPFB takes on a more preponderant role in the commercialization of hydrocarbons produced;

  of the total wellhead production value, the Bolivian state will receive 50% of the average prices effectively practiced in the various commercial contracts by way of Royalties, Participations and Direct Hydrocarbons Tax – IDH; the other 50% will be used firstly, to cover Petrobras’ recoverable costs, including operating costs and depreciation; the remaining balance will be divided between YPFB and Petrobras, according to a table determined principally by production levels, the pace of depreciation, prices, volumes produced, tax payments, etc.

  investments made to date as well as depreciation realized, will be factored into the calculations for establishing Petrobras’ compensation; these investments and others which the Company may make, shall continue to be depreciated and considered in the recoverable costs calculation.

  from henceforth, YPFB is to supervise the Company’s operations more closely, as for example in the case of tender bids for goods and services, in the approval of the value of the operating costs and capital expenditures, etc.

  the contract will run for a 30 year period

  the existing assets will continue to be owned by Petrobras up to the end of the contract, after which they will become YPFB property in accordance with the terms of the original contract; materials and equipment directly linked to exploration and production and acquired following the signature of the contract, will become YPFB’s property once it is totally amortized.

The signed contract will now be submitted to the Bolivian Congress for ratification.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.